UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(Name of the Issuer)

Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

Bi Zhang

Oakville Holdings Group Limited

Cherrylane Investments Limited

Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

Bluestone Holdings Limited

Morgancreek Investment Holdings Limited

(Names of Persons Filing Statement)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

206277 105 (1)

(CUSIP Number)

Jianyu Yang	Shuang Zhao, Esq.
Zheng Cheng	Cleary Gottlieb Steen & Hamilton LLP
18/F, Tower A, Global Trade Center	37th Floor, Hysan Place
36 North Third Ring Road East	500 Hennessy Road
Dongcheng District, Beijing 100013	Causeway Bay, Hong Kong
People’s Republic of China	Telephone: +852 2532 3783
Telephone: +86 10 5957 5266

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Persons)

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A Ordinary Shares of the Issuer.

This statement is filed in connection with (check the appropriate box):

☐	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b	The filing of a registration statement under the Securities Act of 1933.

☐	c	A tender offer

☒	d	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$124,470,161	$14,426.09

* The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all issued and outstanding Shares (including Shares represented by ADSs) of the Issuer (other than the 59,770,876 Shares (including Shares represented by ADSs) of the Issuer already beneficially owned by the Morgancreek Parties) at a purchase price of $1.73 per Share in cash, or $5.19 per ADS in cash (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), and in each case, without interest and net of any applicable withholding taxes. There were 71,948,070 Shares, including Shares represented by ADSs, of the Issuer issued and outstanding that were not beneficially owned by the Morgancreek Parties as of February 9, 2017.

** The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017. The fee is calculated by multiplying the transaction valuation by 0.00011590.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger, referred to herein as the “Merger” and related transactions involving Concord Medical Services Holdings Limited, referred to herein as “CCM”, “Company” or “Issuer”. As a result of the Merger, the ADSs will cease to be listed on the New York Stock Exchange and CCM will no longer be required to file annual reports and other periodic reports with the Securities and Exchange Commission, or SEC. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the Merger as a holder of Shares or ADSs of CCM and the position of the Filing Persons (described below) on the fairness of the Merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the Securities Exchange Act, and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars.

Purposes of the Merger (Page 1)

The purpose of the Merger is to effect a going-private transaction with respect to the Company. Mr. Jianyu Yang (the “Chairman”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Ms. Bi Zhang, Oakville Holdings Group Limited (“Oakville”), Cherrylane Investments Limited (“Cherrylane”), Mr. Zheng Cheng, Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with the Chairman, Hui Fu, Ms. Bi Zhang, Oakville, Cherrylane, Mr. Zheng Cheng, Jian Qian, and Bluestone, collectively referred to herein as the “Morgancreek Parties”), are currently the beneficial owners of approximately 45.7% of the outstanding Shares, par value US$0.0001 per Share of CCM. Prior to the Merger as described below, Morgancreek will propose to enter into a contribution agreement with Concord Merger Sub Limited, referred to herein as “Merger Sub”, to contribute, subject to certain conditions, all the Shares it holds to Merger Sub. Upon such Proposed Contribution (as defined below), Merger Sub will directly hold approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares. Morgancreek intends to cause Merger Sub to merge with the Company in a “short-form” merger, with the Company continuing as the surviving corporation after the Merger, as a means of acquiring all of the other Shares (including Shares represented by ADSs) of the Company not owned directly or indirectly by the Morgancreek Parties and the Merger Sub immediately after the Proposed Contribution and providing a source of immediate liquidity to the holders of such Shares. Following the Merger, the Company will be a wholly-owned subsidiary of Morgancreek.

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Principal Terms of the Merger and Related Transactions (Page 2)

Creation of Dual-Class Shares; the Authorized Repurchase and Issue

In January 2015, pursuant to a special shareholders’ resolution, the fourth amended and restated memorandum and articles of association of CCM (the “Amended MA&A”) were adopted, which re-designated (the “Re-designation”) the authorized shares of CCM into Class A ordinary shares, which entitle holders thereof to one vote per share (the “Class A Ordinary Shares”), and Class B ordinary shares, which entitle holders thereof to ten votes per share (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Shares”), provided that a Class B Ordinary Share will be automatically converted into a Class A Ordinary Share if it is transferred to anyone who is not the registered holder or beneficial owner or affiliate to the registered holder or beneficial owner of the Class B Ordinary Share.

In addition, the board of directors of CCM authorized the repurchase of 45,787,948 Class A Ordinary Shares held by Morgancreek for their aggregate par value in consideration for the issue of the same number of Class B Ordinary Shares at their par value (the “Authorized Repurchase and Issue”). As of the date hereof, the Authorized Repurchase and Issue has not yet been implemented because the 45,787,948 Class A Ordinary Shares held by Morgancreek were pledged to certain lender of Morgancreek at the time of such authorization and remain encumbered as of the date hereof. The Morgancreek Parties propose to implement the Authorized Repurchase and Issue after at least 30 days following the filing of this Schedule 13E-3 and once Morgancreek has obtained the requisite waiver and consent from the lender.

Carlyle and Solar Purchase

On July 11, 2016, Morgancreek entered into a share purchase agreement (the “Carlyle SPA”) with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., (together “Carlyle”) to purchase 13,086,350 Class A Ordinary Shares from Carlyle, and entered into a share purchase agreement (the “Solar Honor SPA”) with Solar Honor Limited (“Solar Honor”) to purchase 14,163,325 Class A Ordinary Shares from Solar Honor. The Carlyle SPA and the Solar SPA were previously filed as exhibits to Amendment No. 2 of Schedule 13D filed by the Morgancreek Parties on July 11, 2016. The purchase price per Share under both Carlyle SPA and Solar Honor SPA is $1.73, and will be adjusted upward to equal the higher price per Share applicable in any liquidity event, including any consummation of any tender offer for the Shares, any merger of CCM or any event having similar effects to the foregoing, within 10 months after the closing under the Carlyle SPA or the Solar Honor SPA, as the case may be. The Carlyle SPA and the Solar Honor SPA have a long-stop date of March 11, 2017, after which the parties thereto may terminate the Carlyle SPA and the Solar Honor SPA, as the case may be, if the closings thereunder have not yet occurred by then. The Morgancreek Parties expect to complete the transactions contemplated under the Carlyle SPA and the Solar Honor SPA after at least 30 days following the filing of this Schedule 13E-3.

The Merger and No Shareholder Vote Requirement

Merger Sub is a Cayman Islands exempted company newly formed with Morgancreek being the sole member for the purpose of effecting a merger with CCM. Morgancreek plans to enter into a contribution agreement with Merger Sub to contribute, subject to certain conditions, all the Shares it holds to Merger Sub, which will include:

•	45,787,948 Class B Ordinary Shares upon the implementation of the Authorized Repurchase and Issue;

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•	13,982,928 Class A Ordinary Shares issuable upon the cancellation of 4,660,976 ADSs it holds as of the date hereof;

•	13,086,350 Class A Ordinary Shares to be acquired from Carlyle pursuant to the Carlyle SPA; and

•	14,163,325 Class A Ordinary Shares to be acquired from Solar Honor pursuant to the Solar Honor SPA.

Upon such proposed contribution (the “Proposed Contribution”), Merger Sub will directly hold approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares.

The Morgancreek Parties plan to propose that the board of directors of Merger Sub and board of directors of CCM consent to, execute and adopt an agreement and plan of merger once all financing required for the Merger has been secured. The agreement and plan of merger will govern the terms of the Merger. At any time beginning the latest to occur of the following of (i) at least 30 days following the filing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws, (ii) the implementation of the Authorized Repurchase and Issue, (iii) the closing of the Carlyle SPA and the Solar SPA, (iv) the execution of the definitive agreement for the Proposed Contribution, and (v) the consent, execution and adoption of the agreement and plan of merger governing the terms of the Merger by the board of directors of each of Merger Sub and CCM, Morgancreek expects to cause Merger Sub to merge with and into CCM in a “short-form” merger under Section 233(7) of the Companies Law (2016 Revision) of the Cayman Islands (the “Cayman Companies Law”). Holder of Shares of CCM will not be entitled to vote their Shares with respect to the Merger, but will be entitled to dissenters’ rights in accordance with Section 238 of the Cayman Companies Law. CCM will be the surviving corporation in the Merger without approval of the holders of Shares of CCM. Before the effective date of the Merger, a copy of the agreement and plan of merger for the Merger will be provided to each holder of Shares (including Shares represented by ADSs) of CCM pursuant to Section 233(7) of the Cayman Companies Law.

Merger Consideration

At the effective time of the Merger, each of the outstanding Shares, including Shares represented by ADSs, other than (a) the Shares and ADSs beneficially owned by (i) the Morgancreek Parties and the Merger Sub as of the completion of the Proposed Contribution, (b) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the Dissenting Shares, and together with (a), the “Excluded Shares”), will be cancelled in exchange for the right to receive $1.73 per Share in cash without interest, and for the avoidance of doubt, because each ADS represents three Shares, each outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to receive $5.19 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), in each case, net of any applicable withholding taxes.

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The Excluded Shares other than Dissenting Shares will be automatically cancelled at the effective time of the Merger without payment of any consideration. Each outstanding Dissenting Share will be cancelled and their holders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law would cease to have any of the rights of a member except for the right to be paid the fair value of such Dissenting Shares in accordance with the Cayman Islands Companies Law.

Shares Outstanding; Ownership by Morgancreek Parties

As of the date hereof, a total of 131,718,946 Shares of CCM are issued and outstanding, including (i) 84,702,904 Class A Ordinary Shares, (ii) 45,389,073, and (iii) 1,626,969 restricted Class A Ordinary Shares granted under the Company’s share incentive plans (the restriction on which will lapse at the completion of the Merger). As of the date hereof, no Class B Ordinary Shares of CCM are outstanding. As of the date hereof, the Morgancreek Parties were, in the aggregate, beneficial owners of 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, which represent approximately 45.4% of the total outstanding Shares of CCM, or approximately 45.4% of the voting power of all outstanding Shares of CCM, and assuming the (i) implementation of the Authorized Repurchase and Issue, (ii) completion of the closing under the Carlyle SPA and (iii) completion of the closing under the Solar Honor SPA, would represent 66.1% of the total outstanding Shares of CCM, or approximately 91.8% of the voting power of all outstanding Shares of CCM. See Item 11 “Interest in Securities of the Subject Company” beginning on page 42.

In addition, as of the date hereof, the Chairman holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof, and Zheng Cheng holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof. All of CCM’s outstanding employee share options, whether or not vested as of the date hereof, including those held by the Chairman and Zheng Cheng, have exercise prices per Share ranging from $2.04 to $3.67, which are higher than the per Share merger consideration. Therefore, the Morgancreek Parties expect to propose to the board of directors of CCM to cancel all its outstanding employee share options, whether or not vested, at the effective time of the Merger.

Source and Amount of Funds

The total amount of funds expected to be required by the Morgancreek Parties to complete the respective share purchases under the Carlyle SPA and the Solar SPA is approximately $47,141,937. The total amount of funds expected to be required to pay the aggregate merger consideration is approximately $77,328,223.

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The Filing Persons expect to finance the respective share purchases under the Carlyle SPA and the Solar SPA through the proceeds from the promissory notes to be issued by Morgancreek to Blue Ocean Structure Investment II Company Limited, a special purpose vehicle incorporated in the British Virgin Islands (“Blue Ocean SPV”) and wholly-owned by Blue Ocean Project Fund II, LP, a Cayman Islands exempted limited partnership (“Blue Ocean Fund”), which in turn, is managed by Blue Ocean Management Limited (Blue Ocean Management Limited, together with Blue Ocean SPV and Blue Ocean Fund, the “Blue Ocean Parties”) in an amount of no less than US$56,650,000 (the “Blue Ocean Notes”) pursuant to a note subscription agreement (the “Blue Ocean Note Subscription Agreement”) dated February 9, 2017 by and among Blue Ocean SPV, Blue Ocean Fund, Morgancreek and the Chairman. The remaining proceeds from the Blue Ocean Notes will be used to partially repay the existing indebtedness of Morgancreek, interest payment and the fees and expenses under or in connection with the Blue Ocean Notes. The Filing Persons expect to finance the aggregate merger consideration through potential senior debt financing from certain banks to be arranged by the Morgancreek Parties and the Blue Ocean Parties. See Item 10 “Source and Amount of Funds or Other Consideration” beginning on page 41 of this Schedule 13E-3.

Parties to the Merger (Page 5)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more details in Item 3 “Identity and Background of Filing Persons” beginning on page 30 of this Schedule 13E-3 and Item 11 “Interest in Securities of the Subject Company” beginning on page 42 of this Schedule 13E-3.

•	Jianyu Yang

•	Shanghai Hui Fu Science and Technology Development Co., Ltd.

•	Bi Zhang

•	Oakville Holdings Group Limited

•	Cherrylane Investments Limited

•	Zheng Cheng

•	Shanghai Jian Qian Science and Technology Development Co., Ltd.

•	Bluestone Holdings Limited

•	Morgancreek Investment Holdings Limited

As of the date hereof, Jianyu Yang, through his direct ownership interest in 100% of Hui Fu, which directly holds 30% ownership interest in Cherrylane, which directly holds 60% of ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. In addition, as of the date hereof, Jianyu Yang holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof. The Morgancreek Parties expect to propose to the board of directors of CCM to cancel all its outstanding employee share options, whether or not vested, at the effective time of the Merger. Jianyu Yang is a citizen of the People’s Republic of China and his principal occupation is serving as chairman and chief executive officer of CCM.

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As of the date hereof, Hui Fu, through its direct ownership interest in 30% of Cherrylane, which directly holds 60% of ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Hui Fu is a company incorporated under the laws of the People’s Republic of China and its principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology.

As of the date hereof, Bi Zhang, through her direct ownership interest in 100% of Oakville, which directly holds 70% ownership interest in Cherrylane, which directly holds 60% ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Bi Zhang is a citizen of Canada and spouse of Jianyu Yang. Bi Zhang’s principal occupation is the sole director of Oakville.

As of the date hereof, Oakville, through its direct ownership interest in 70% of Cherrylane, which directly holds 60% ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Oakville is company incorporated under the laws of British Virgin Islands and its principal business is investment holding.

As of the date hereof, Cherrylane, through its direct ownership interest in 60% of Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Cherrylane is a company incorporated under the laws of British Virgin Islands and its principal business is investment holding.

As of the date hereof, Zheng Cheng, through his direct ownership interest in 100% of Jian Qian, which directly holds 100% ownership interest in Bluestone, which directly holds 40% of ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. In addition, as of the date hereof, Zheng Cheng holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof. The Morgancreek Parties expect to propose to the board of directors of CCM to cancel all its outstanding employee share options, whether or not vested, at the effective time of the Merger. Zheng Cheng is a citizen of the People’s Republic of China and his principal occupation is serving as director of CCM.

As of the date hereof, Jian Qian, through its direct ownership interest in 100% of Bluestone, which directly holds 40% of ownership interest in Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Jian Qian is a company incorporated under the laws of the People’s Republic of China and its principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology.

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As of the date hereof, Bluestone, through its direct ownership interest in 40% of Morgancreek, which directly holds 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Bluestone is a company incorporated under the laws of British Virgin Islands and its principal business is investment holding.

As of the date hereof, Morgancreek, through its direct holding of 59,770,876 Class A Ordinary Shares of CCM (including Shares represented by ADSs), may be deemed beneficial owner of 59,770,876 Class A Ordinary Shares. Morgancreek is a company incorporated under the laws of British Virgin Islands and its principal business is investment holding.

The Filing Persons’ Position on the Fairness of the Merger (Page 7)

Rule 13e-3 under the Securities Exchange Act of 1934 requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the Merger to the unaffiliated stockholders of the Company (that is, any holder of Shares, including Shares in the form of ADSs, other than the Morgancreek Parties or any other affiliates), referred to herein as the “Public Stockholders”. The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As described more fully below, each Filing Person believes that the Merger is both substantively and procedurally fair to the Public Stockholders, based on the following factors:

•	The Merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales and without being subject to any financing condition) cash for their Shares (including Shares represented by ADSs).

•	ADSs of the Company have limited liquidity for the Public Stockholders and it may be difficult for the Public Stockholders to sell significant blocks of ADSs of the Company.

•	The Morgancreek Parties’ collective beneficial ownership of approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares after the closings under the Carlyle SPA and the Solar Honor SPA and the implementation of the Authorized Repurchase and Issue and immediately prior to the Merger, eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Morgancreek Parties.

•	The Filing Persons are not aware of any other firm offer that have been made in the last two years for: (1) the merger or consolidation of the Company with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of the Company; or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

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•	The Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons who have the power to control the Company’s business.

•	The Public Stockholders are entitled to exercise dissenters’ rights and demand fair value for their Shares of the Company as determined under the Cayman Companies Law, which may be determined to be more or less than the cash amount offered in the Merger.

See “Special Factors - Fairness of the Merger - Position of Filing Persons as to the Fairness of the Merger,” beginning on page 23 of this Schedule 13E-3.

Consequences of the Merger (Page 8)

Completion of the Merger will have the following effects:

•	Merger Sub will be merged with and into CCM with CCM being the surviving entity of the Merger and wholly-owned by Morgancreek;

•	Each Shares of CCM (other than the Excluded Shares) will be converted into the right to receive $1.73 per Share in cash and each ADS (other than any ADS that represents Excluded Shares) will be converted into the right to receive $5.19 per ADS in cash (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), and in each case, without interest and net of any applicable withholding taxes;

•	Each holder of Shares (including Shares in the form of ADSs) representing the Shares, other than the Morgancreek Parties, (a) would no longer have any equity interest in, or be shareholders of, CCM upon completion of the Merger and (b) would not have the opportunity to participate in the earnings and growth of CCM or the right to vote on corporate matters after the completion of the Merger. These unaffiliated shareholders and unaffiliated ADS holders would not be exposed to the risk of loss in relation to their investment in CCM after the completion of the Merger; and

•	Following the completion of the Merger, ADSs representing the Shares will be delisted from the New York Stock Exchange and the Shares and the ADSs will be deregistered under the Securities Exchange Act. Thus, CCM will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

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Dissenters’ Rights (Pages 9)

You have a statutory right to dissent from the Merger and demand payment of the fair value of your Shares of the Company as agreed between you and the Company or, if no agreement can be reached, as determined in a judicial appraisal proceeding in accordance with Section 238 of the Cayman Companies Law. This value may be more or less than the $1.73 per Share or $5.19 per ADS (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs) in cash consideration offered in the Merger. In order to qualify for these rights, you must deliver a written notice of dissent containing such information as required under Section 238 of the Cayman Companies Law, within 20 days immediately following the date on which the Notice of Merger and Dissenters’ Rights and a Letter of Transmittal is given and otherwise comply with the procedures for exercising dissenters’ rights in Section 238 of the Cayman Companies Law. A copy of Section 238 of the Cayman Companies Law is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 “Terms of the Transaction—Requirements for Exercising Dissenters’ Rights” beginning on page 37 of this Schedule 13E-3.

Where You Can Find More Information (Pages 9)

Additional information regarding the Company is available from its public filings with the SEC. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 29 and 30, respectively, of this Schedule 13E-3.

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INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities and individuals, collectively referred to as the “Filing Persons”:

•	Jianyu Yang

•	Shanghai Hui Fu Science and Technology Development Co., Ltd.

•	Bi Zhang

•	Oakville Holdings Group Limited

•	Cherrylane Investments Limited

•	Zheng Cheng

•	Shanghai Jian Qian Science and Technology Development Co., Ltd.

•	Bluestone Holdings Limited

•	Morgancreek Investment Holdings Limited

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between CCM and Merger Sub pursuant to Section 233(7) of the Cayman Companies Law and related transactions, including the purchases by Morgancreek of Shares held by Carlyle and Solar Honor pursuant to the Carlyle SPA and the Solar Honor SPA and the implementation of the Authorized Repurchase and Issue. As a result of the Merger, the ADSs will cease to be listed on the New York Stock Exchange, the Class A Ordinary Shares will terminate registration with the SEC, and CCM will no longer be required to file reports with the SEC. The effective date of the Merger is expected to occur at any time beginning the latest to occur of (i) at least 30 days following the filing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws, (ii) the implementation of the Authorized Repurchase and Issue, (iii) the closing of the Carlyle SPA and the Solar SPA, (iv) the execution of the definitive agreement for the Proposed Contribution, and (v) the consent, execution and adoption of the agreement and plan of merger governing the terms of the Merger by the board of directors of each of Merger Sub and CCM.

Upon the consummation of the Merger, each Shares of (other than the Excluded Shares) will be converted into the right to receive $1.73 per Share in cash and each ADS (other than any ADS that represents Excluded Shares) will be converted into the right to receive $5.19 per ADS in cash (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), and in each case, without interest and net of any applicable withholding taxes.

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CCM will be the surviving corporation in the Merger. Under Section 233(7) of Cayman Companies Law, no action is required by the shareholder of CCM (other than Merger Sub) for the Merger to become effective. As a result of the Merger, Morgancreek will be the only shareholder of CCM.

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SPECIAL FACTORS

Purposes, Alternatives, Reasons, and Effects of the Merger

Background of the Merger

From time to time, the Chairman has been reviewing his investments in CCM as well as CCM’s status as a public company. More recently, the Chairman recognized that (i) CCM has incurred significant costs for, but has derived only minimal benefits from, being a public company and (ii) the ADSs have failed to attract interest from retail investors, institutional investors or market analysts and as a result an active and liquid market for the ADSs has not developed, and began to consider potential actions that could be taken to mitigate the effect of these disadvantages.

Beginning in mid-June of 2016, the Chairman consulted with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) about general issues related to going-private transactions involving U.S.-listed China-based companies to understand the general structure, process, timetable and costs of recent going private transactions.

Between late-June 2016 and early-July 2016, the Chairman and Blue Ocean Management Limited held preliminary discussions regarding the possibility of transactions involving the Company, including an acquisition of the Company. The discussions concerned, among other things, recent market trends, recent activities of other U.S.-listed China-based companies, the Company’s long term strategic plans, and the structure, timetable, pros and cons of transactions involving the Company, including an acquisition of the Company. In the meantime, the Chairman had preliminary discussions with Carlyle and Solar Honor regarding their indications of interest in disposing of their respective investments in CCM.

On July 11, 2016, Blue Ocean Management Limited, the Chairman and Morgancreek entered into a binding memorandum of understanding (the “MoU”), which sets forth the general terms and conditions pursuant to which the parties proposed to take CCM private, including the proposed purchase price of $1.73 per Share (or $5.19 per ADS). Blue Ocean Management Limited also agreed in the MoU to participate in the proposed privatization of CCM and coordinate with the Chairman and Morgancreek to arrange the financing for the proposed privatization. On the same day, Morgancreek entered into the Carlyle SPA to purchase 13,086,350 Class A Ordinary Shares from Carlyle, and entered into the Solar Honor SPA to purchase 14,163,325 Class A Ordinary Shares from Solar Honor. Also on the same day, Blue Ocean Management Limited, Chairman and Morgancreek submitted to the board of directors of CCM a non-binding proposal to acquire all the outstanding Shares of CCM not owned by the Morgancreek Parties at $1.73 per Share (or $5.19 per ADS), which represented a premium of approximately 33.8% over the closing price of $3.88 per ADS of CCM on July 8, 2016, the last trading day prior to the date of the non-binding proposal. As indicated in that proposal, Blue Ocean Management Limited, the Chairman and Morgancreek intended to fund the acquisition with debt or equity capital or a combination thereof. Those parties intended to effect the acquisition by way of a short-form merger pursuant to Section 233(7) of the Cayman Companies Law because Morgancreek was expected to hold more than 90% of the voting power of all outstanding Shares of CCM after the closing of the Carlyle SPA and the Solar SPA as well as the implementation of the Authorized Repurchase and Issue. On that same day, CCM issued a press release announcing its receipt of the proposal letter and disclosed the transaction proposed therein. Later on that day, the Morgancreek Parties filed an Amendment No. 2 to the Schedule 13D with the SEC in connection with the transactions described above. Since then, the Morgancreek Parties held multiple meetings and telephonic meetings with the Blue Ocean Parties regarding the financing arrangements for the proposed privatization, including discussions with potential bank lenders to provide senior debt financing.

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On February 9, 2017, Morgancreek, the Chairman, Blue Ocean SPV and Blue Ocean Fund entered into the Blue Ocean Note Subscription Agreement, pursuant to which Blue Ocean SPV agreed to subscribe to the Blue Ocean Notes to be issued by Morgancreek. The proceeds of the Blue Ocean Notes will be used to finance the share purchases contemplated by the Carlyle SPA and the Solar SPA, to partially repay the existing indebtedness of Morgancreek and to pay interest payment and fees and expenses under or in connection with the Blue Ocean Notes. On February 9, 2017, the Morgancreek Parties jointly filed Amendment No. 4 to the Schedule 13D with the SEC announcing the transaction contemplated by the Blue Ocean Note Purchase Agreement and related transactions.

Purposes of the Merger

The purpose of the Merger is to effect a going-private transaction with respect to the Company. Prior to the Merger, Morgancreek will propose to enter into a contribution agreement with Merger Sub to contribute, subject to certain conditions, all the Shares it holds to Merger Sub. Upon such Proposed Contribution, Merger Sub will directly hold approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares. Morgancreek intends to cause Merger Sub to merge with the Company in a “short-form” merger, with the Company continuing as the surviving corporation after the Merger, as a means of acquiring all of the other Shares (including Shares in the form of ADSs) of the Company not owned directly or indirectly by the Morgancreek Parties and the Merger Sub immediately after the Proposed Contribution and providing a source of immediate liquidity to the holders of such Shares. Following the Merger, the Company will be a wholly-owned subsidiary of Morgancreek.

Upon completion of the Merger, the Morgancreek Parties will cause the Company to request the New York Stock Exchange to file a notification on Form 25 with the SEC reporting that the ADSs of the Company is no longer listed on the New York Stock Exchange, and to file a Form 15 with the SEC requesting the termination of the Company’s reporting obligations under the Securities Exchange Act. Upon the effectiveness of that termination, the Company will no longer be required to file periodic reports with the SEC. In contemplating the going-private transaction, the Filing Persons believe that the Company is burdened by certain aspects of public company status and neither the Company nor holders of its Shares (including Shares represented by ADSs) have received significant benefits from its public company status. Specifically, as a public reporting company the Company is required to comply with periodic reporting, internal control evaluation, audit and other requirements. The Company is also required to publish business and financial results that are visible not only to its investors, but also to prospective customers and competitors. At the same time, the Company has not enjoyed the benefits it anticipated from its public company status. Because of the inability to generate significant investor interest, the Company has not been able to secure access to additional capital.

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By completing the going-private transaction, the Filing Persons intend to:

•	Increase the profitability of the Company by eliminating the operating burdens and expenses associated with public company status; and

•	Provide immediate liquidity to the holders of the Company’s Shares (including Shares represented by ADSs) by paying a fair value for their Shares.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the Public Stockholders. In the view of the Filing Persons, the principal advantage of leaving the Company as a company listed on the New York Stock Exchange would be for the potential investment liquidity of owning securities of a public company and for the possibility of using the Company’s securities to raise capital or make acquisitions. However, the Filing Persons do not expect the stockholder liquidity or access to capital to change significantly in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to the Company do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving the Company as a public company were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a “short-form” merger under Section 233(7) of Cayman Companies Law is also the quickest and most cost-effective way for Merger Sub to acquire the outstanding minority equity interest in the Company, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the Public Stockholders for their Shares of the Company. Compared with a “short-form” merger, a tender offer or “long-form” merger takes much more time to complete and involves substantially greater costs. Although a reverse stock split may involve a smaller aggregate cash payment to the Public Stockholders, the Filing Persons decided not to use a reverse stock split to privatize the Company due to the following concerns: (i) a reverse stock split requires the Company to amend its memorandum and articles of association which may take much more time than a “short-form” merger; (ii) a reverse stock split may leave certain stockholders with one or more “odd lots,” which are generally difficult to sell; and (iii) the Filing Persons may have to effect a merger in any event following the completion of a reverse stock split in order to gain 100% ownership in the Company. Therefore, the Filing Persons determined that a “short-form” merger would be the quickest and most cost-effective manner to achieve the purposes described above.

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Reasons

In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking the Company private:

•	To decrease costs associated with being a public company. For example, as a privately-held company, the Company (as the surviving entity of the Merger) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. Estimated cost savings per year include approximately $1,060,000 for expenses associated with audit and SOX compliance, $1,570,000 for expenses associated with personnel and public company management, $220,000 for expenses associated with public company legal representation, and $43,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of the management of the Company spend more than half of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going-private would result in cost savings of approximately $2,893,000 per year for the Company.

•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from the Company’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•	To provide greater flexibility for management of the Company to focus on the business and the long-term business goals of the Company (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

•	To reduce the amount of public information available to competitors of the Company’s businesses that would result from the termination of the Company’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•	To provide increased and immediate liquidity for investors. The Merger would result in immediate, enhanced liquidity for the Public Stockholders. The Filing Persons believed that the market for the Shares is so illiquid that all of Public Stockholders would not be able to sell their Shares within a short period of time at or above the merger consideration. In addition, the per ADS merger consideration represents a premium of 13.3% over the Company’s closing price of $4.58 per ADS on February 8, 2017, the last trading day prior to the filing of the Schedule 13E-3 on February 9, 2017, and a premium of 13.8% to the average closing price of the ADSs on a basis during the 30 trading days prior to the filing of the Schedule 13E-3 on February 9, 2017.

•	The fact that the Merger offers the holder of the Shares or the ADSs the opportunity to sell their Shares or ADSs for one price at the same time, without the payment of any brokerage fee or commission, and thereby directly benefits such holders. This Rule 13e-3 transaction is structured as a “short-form” merger under Section 233(7) of Cayman Companies Law. This form of merger allows the Public Stockholders to receive cash for their Shares or ADSs quickly and allows the Company to become a privately held company without any action by the Public Stockholders.

•	The lack of interest by institutional investors in companies with a limited public float, in particular, following Morgancreek’s acquisitions of Class A Ordinary Shares from Carlyle and Solar Honor pursuant to the Carlyle SPA and the Solar SPA.

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The Filing Persons also weighed a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

•	Following the consummation of the Merger, the Public Stockholders will cease to participate in any future earnings of or benefit from any increases in the value of the Company; only the Filing Persons would benefit by an increase in the value of the Company;

•	For U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger will result in a taxable transaction to such stockholders;

•	The board of directors of the Company was not required under Cayman Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of the Company did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders;

•	The Public Stockholders will be required to surrender their Shares (including Shares represented by ADSs) involuntarily in exchange for a cash price determined by the Filing Persons;

•	The Public Stockholders will not have the right as a result of the Merger to liquidate their Shares at a time and for a price of their choice;

•	Under Section 238 of Cayman Companies Law, a Public Stockholder who is entitled to dissent and obtain payment pursuant to Section 238 of Cayman Companies Law, may not challenge the Merger which created the entitlement to dissent other than seeking relief on the grounds that the Merger is void or unlawful;

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from privatizing the Company; and

•	The Company will no longer be subject to the provisions of the SOX or the liability provisions of the Securities Exchange Act.

Many of the factors in favor of taking the Company private have been present in the Company’s history for some time. Although the Filing Persons could have effectuated a “short-form” merger at other times prior to the current proposed Merger, the Filing Persons only recently considered a potential going-private transaction in a serious way after beginning to more critically assess and evaluate the business performance and operations of the Company, the ongoing costs of keeping the Company as a public company and the lack of liquidity to the stockholders of the Company. In addition to the costs of keeping the Company as a public company, the Filing Persons also considered the significant difficulty that the Company would have in raising capital in the market for working capital needs given the limited liquidity of its Shares and the recent negative market outlook on PRC companies that have listed in the United States. On July 11, 2016, the Filing Persons concluded their analysis and determined that the costs of keeping the Company as a public company (as discussed above) exceeded the benefits and therefore decided to pursue the possibility of a “short-form” merger without delay in order to realize the benefit of taking the Company private. On the same day, the Filing Persons jointly filed Amendment No. 2 to the Schedule 13D with the SEC announcing their intention to acquire all of the outstanding Shares not owned by the Filing Persons by way of a “short-form” merger, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Morgancreek as a result of the Merger.

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Effect of the Merger on the Company

General

The Morgancreek Parties (and upon the implementation of the Authorized Repurchase and Issue, through Merger Sub) expect to beneficially own 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares immediately after the Proposed Contribution.

Upon completion of the Merger, the Morgancreek Parties will have beneficial ownership of an aggregate of 100% of the outstanding Shares and complete control over the conduct of the Company’s business. The table below sets out the indirect interest in the Company’s net book value and net income for the Morgancreek Parties immediately before and after the Merger, based on the historical net book value and net income of the Company as of December 31, 2015.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Net Earnings (Loss)		Net Book Value		Net Earnings (Loss)
	$’000%		$’000%		$’000%		$’000%
Morgancreek Parties	146,305	66.1%	(8,089)	66.1%	221,339	100%	(12,238)	100%

Effect of the Merger on Unaffiliated Stockholders

Upon completion of the Merger, the Public Stockholders will no longer have an interest in, and will not be stockholders of, the Company. They will not be able to participate in any future earnings and potential growth of the Company (as the surviving corporation of the Merger), but will also no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in the distribution of proceeds resulting from future sales of businesses of the Company, if any. See Item 6 “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 40 of this Schedule 13E-3. All other incidents of stock ownership with respect to such Public Stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters’ rights upon certain mergers or consolidations of the Company (except for dissenters’ rights perfected in connection with the Merger), will be extinguished upon completion of the Merger. After completion of the Merger, the Public Stockholders will lose the rights and protections that the federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the federal securities laws, including the SOX, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the Merger, the Company will no longer be subject to the provisions of the SOX and certain of the liability provisions of the Securities Exchange Act. In addition, persons acquiring 5% of the Company’s Shares will no longer be required to report their beneficial ownership under the Securities Exchange Act. Further, the receipt of the payment for shares will be a taxable transaction for U.S. federal income tax purposes for Public Stockholders that are U.S. Holders as defined under “Special Factors—Material U.S. Federal Income Tax Consequences”. See “Special Factors—Material U.S. Federal Income Tax Consequences”, beginning on page 19 of this Schedule 13E-3.

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Upon completion of the Merger, the Public Stockholders will have liquidity, in the form of the merger consideration, in place of an ongoing equity interest in the Company.

Effect of the Merger on the Shares

Once the Merger is effective, public trading of the ADSs on the New York Stock Exchange will cease. There will no longer be price quotations for the ADSs and the Company will undertake certain filings to terminate the registration of its common stock under the Securities Exchange Act. As a result, the Company will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act. The Company will no longer be subject to the provisions of the SOX or the liability provisions of the Securities Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of the Shares under Section 13 of the Securities Exchange Act.

Plans after the Merger

Immediately after the completion of the Merger, Morgancreek will own 100% of the equity interest in the surviving company. After the completion of the Merger, the Filing Persons anticipate that CCM will continue its current operations, except that (i) it will suspend its reporting obligations under Section 12(g) of the Securities Exchange Act after filing a Form 15 with the SEC, (ii) its ADSs will be delisted from the New York Stock Exchange and there will be no public market for its ADSs; and (iii) it will have substantially more debt than it currently has. After the completion of the Merger, the directors of Merger Sub immediately prior to the completion of the Merger will become the directors of the surviving company, and the Filing Persons currently anticipate that officers of CCM immediately prior to the completion of the Merger will remain the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Except as otherwise described in this Schedule 13E-3, the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals or engaged in any negotiation for:

•	any extraordinary corporate transaction involving CCM after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by CCM after the completion of the Merger;

•	any material change in CCM’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in CCM’s corporate structure or business.

The Filing Persons reserve the right to continue to evaluate the business and operations of CCM with a view to maximizing its potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

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Material U.S. Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the exchange of the Shares or ADSs for cash in the Merger. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended(the “Code”), and the laws, regulations, rulings, and judicial interpretations thereof in effect on the date of this Transaction Statement, and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and Prevention of Tax Evasion with Respect to Taxes on Income, dated April 30, 1984 (the “Treaty”) (as amended by any protocols), all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the Shares or ADSs that own the Shares or ADSs as capital assets, and does not address tax consequences that may be relevant to holders of the Shares or ADSs that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, holders that own or are treated as owning 10% or more of our voting common shares, holders who hold the Shares or ADSs as part of a hedge, straddle, conversion, or other risk reduction transaction or holders who acquired Shares or ADSs pursuant to the exercise of options or otherwise as compensation. Moreover, the following discussion does not address the U.S. federal income tax consequences applicable to directly or indirectly holding an ownership interest in the Company after the Merger or the tax consequences of the Merger under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, the tax consequences of the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders and the alternative minimum tax, or the tax consequences of any transactions occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Shares or ADSs that is a citizen or individual resident of the United States,; a U.S. domestic corporation or otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Shares or ADSs; and that is fully eligible for benefits under the Treaty.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Shares or ADSs, the U.S. tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding the Shares or ADSs or a partner in such partnership should consult its tax advisors as to the particular U.S. federal income tax consequences of the Merger.

The receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the U.S. Holder receives in the Merger and that U.S. Holder’s adjusted tax basis in that U.S. Holder’s Shares or ADSs. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if, at the effective date of the Merger, the U.S. Holder has held the Shares or ADSs for more than one year. Long-term capital gains recognized by a non-corporate U.S. Holder (including an individual) currently are eligible for a reduced rate of U.S. federal income tax. If a U.S. Holder acquired different blocks of the Shares or ADSs at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of the Shares or ADSs.

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It is not clear if PRC tax will be imposed on any gain from the disposition of a U.S. Holder’s shares or ADSs (as discussed below in “Material PRC Tax Consequences”).  If any such tax were imposed, for purposes of the foreign tax credit limitation, any gain or loss recognized by a U.S. Holder on a disposition of common shares or ADSs will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. However, if we are treated a “resident enterprise” of the PRC for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the common shares or ADSs, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Holders are encouraged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

The cash payments made to a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be subject to information reporting requirements and backup withholding unless the U.S. Holder provides the paying agent with an accurate taxpayer identification number and makes any other required certification or otherwise established that an exemption from backup withholding applies. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Passive Foreign Investment Company

Based on the financial statements and the projected composition of the income and valuation of the assets of the Company, including goodwill, the Morgancreek Parties believe that the Company was not a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2015, and the Morgancreek Parties do not expect that the Company has become one for its 2016 or current taxable year. However, there can be no assurances in this regard. In general, the Company will be a PFIC for any taxable year in which at least 75% of its gross income is passive income at least 50% of the value of its assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income (which includes cash). For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If the Company were a PFIC for any taxable year during which a U.S. Holder has held its ordinary shares or ADSs, such U.S. Holder will be subject to special tax rules with respect to any gain realized pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights. Under these special tax rules, the gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income. The amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. A U.S. Holder will also be required to file Internal Revenue Service Form 8621 if such Holder holds our ordinary shares or ADSs in any year in which we are classified as a PFIC.

U.S. Holders are urged to consult their own tax advisors concerning the United States federal income tax consequences of receiving of cash pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights if we are considered a PFIC in any taxable year.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS ENCOURAGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

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Material Pre Tax Consequences

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under applicable Income Tax Treaties with China. As there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for the Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”) issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (“Bulletin 24”) issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Circular 7”) issued by the State Administration of Taxation to replace certain provisions under Circular 698 and Bulletin 24, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless the amount of the equity interest to be transferred and the transfer price are determined pursuant to standard trading rules of a public security market and not by the purchaser and the seller by mutual agreement prior to such transactions. According to Circular 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Circular 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where a non-resident enterprise indirectly transfers equity interests in a PRC resident enterprise through the implementation of a scheme without a reasonable commercial purpose and resulting in the avoidance of the enterprise income tax liability, the competent taxation authorities will have the power to re-characterize the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer.

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While Circular 7 does not, on its terms, apply to individual transferors (as Circular 7 explicitly states that it applies to non-PRC resident enterprise), there is very little guidance and practical experience in that regard. Circular 7 may be determined by the tax authorities to be applicable to the Merger where non-PRC resident corporate stockholders were involved, if the Merger is determined by the PRC tax authorities as lack of a reasonable commercial purpose. As a result, if the PRC tax authorities were to invoke Circular 7 and impose tax on the receipt of consideration for the Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the Merger by the Company’s stockholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC enterprise income tax at a rate of 10%, unless otherwise specified by the applicable tax conventions and treaties.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING ANY PRC TAX CONSEQUENCES.

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Fairness of the Merger

Position of Filing Persons as to the Fairness of the Merger

Under the SEC rules, the Filing Persons are deemed to be engaged in a going-private transaction, which, if consummated, will result in the suspension of the SEC reporting obligations of the Company and its affiliates. Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the fairness of the proposed Merger to the Public Stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “Public Stockholders” means any holder of Shares, including Shares in the form of ADSs, other than the Morgancreek Parties or any other affiliate of the Company.

Factors Considered In Determining Fairness

The Filing Persons believe that the proposed Merger is both substantively and procedurally fair to the Public Stockholders based on the following factors:

•	The Merger Consideration. The Merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Shares (including Shares represented by ADSs).

•	Current and Historical Market Prices of the Share. The merger consideration, at $1.73 per Share, or $5.19 per ADS, represents a premium of approximately 33.8% over the Company’s closing price of $3.88 per ADS on July 8, 2016, the last trading day prior to the announcement of the non-binding proposal by the Chairman, a premium of 13.3% over the Company’s closing price of $4.58 on February 8, 2017, the last trading day prior to the filing of the Schedule 13E-3 on February 9, 2017, and a premium of 13.8% to the average closing price of the ADSs during the 30 trading days prior to the filing of the Schedule 13E-3 on February 9, 2017. The merger consideration is all cash, which provides a specific amount of cash consideration for the Shares held by, and liquidity to, the Public Stockholders and allows the Public Stockholders not to be exposed to risks and uncertainties relating to the prospects of the Company.

•	No Firm Offers. The Filing Persons considered the absence of any third party buyer for the Company during the past two years to support the fairness of the Merger to the Public Stockholders because the absence of a third party buyer demonstrated that the proposed Merger with Merger Sub was the only likely source of prompt liquidity for the Shares that was simultaneously available to all of the Public Stockholders. In support of this factor, the Filing Persons considered the fact that no offer has been made in the last two years for: (1) the merger or consolidation of the Company with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of the Company; or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company. Further, the Filings Persons believe that “shopping” the Company would not only entail substantial time delays and detract from the amount of time and energy by management of the Company focused on the Company’s business, but would also disrupt and discourage the Company’s employees and create uncertainty among the Company’s end customers without any benefit to the Public Stockholders. The fact that the Filing Persons did not seek a buyer foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity in the form of a third party offer to the Public Stockholders. Accordingly, it is unlikely that finding a third party buyer for the Company was a realistic option for the Public Stockholders.

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•	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons who have the power to control the Company’s business.

•	No Reporting Obligations. After the Merger, the Company will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act, including those instituted under the SOX.

The Filing Persons did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

In their consideration of the fairness of the proposed Merger, the Filing Persons did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Public Stockholders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Filing Persons did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The Filing Persons did not establish, and did not consider, a pre-merger going concern value for the Shares to determine the fairness of the merger consideration to the Public Stockholders. The Filing Persons determined the merger consideration based on the price it was willing to pay to acquire the Company, the debt financing it was able to obtain to complete the transaction and its determination that the merger consideration is fair to the Public Stockholders based on the factors disclosed above. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Shares, the merger consideration represented a premium to the going concern value of the Company.

The Filing Persons also noted that the purchase price per Share under the Carlyle SPA and the Solar Honor SPA, both of which were arm-lengths transactions, is the same as the proposed per Share merger consideration.

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The Filing Persons have not performed, or engaged a financial advisor to perform, any third-party valuation analysis for the purposes of assessing the fairness of the Merger to the Public Stockholders or establishing the merger consideration. A financial advisor is not required under Cayman Companies Law to establish the merger consideration. In setting the merger consideration, the Filing Persons followed Cayman Companies Law that a controlling stockholder causing a “short-form” merger need not satisfy the “entire fairness” standard typically applicable to going-private transactions under U.S. laws. The Morgancreek Parties established the merger consideration by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the Public Stockholders.

The Filing Persons considered requesting that independent directors of the Company form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% of the voting equity interests of a corporation to have the corporation merge with and into a subsidiary without approval of the owners of equity interests in the subsidiary under Section 233(7) of Cayman Companies Law. The board of directors of the Company was not required under Cayman Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the corporation (such as the Public Stockholders) as a dominant factor and the board of directors of the Company did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders. The Filing Persons determined that by disclosing to the Public Stockholders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenters’ rights, their obligation, if any, to the Public Stockholders is satisfied. In addition, the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a drain on the resources of the Company.

The foregoing discussion of the information and factors considered and given weight by the Filing Persons in connection with its evaluation of the fairness of the Merger to the Public Stockholders is not intended to be exhaustive, but include all material factors considered. The Filing Persons found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to the Public Stockholders. Rather, the Filing Persons made the fairness determinations after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is fair to the Public Stockholders, the Filing Persons, acting individually, have also weighed the following negative factors:

•	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, the Public Stockholders will cease to participate in any future earnings or growth, if any, of the Company (as the surviving entity of the Merger), or benefit from an increase, if any, in the value of their holdings in the Company.

•	Actual or Potential Conflicts of Interest. The Filing Persons may be deemed to own approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares, of the Company immediately after the Proposed Contribution and, immediately following the Merger, will own 100% of the Company (as the surviving entity). Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the merger consideration are adverse to the interests of the Public Stockholders.

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•	No opportunity for the Public Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under Section 233(7) of Cayman Companies Law, the Merger does not require approval by the Company’s stockholders. The Public Stockholders will not therefore have the opportunity to vote on the Merger.

•	No special committee representing the interests of Public Stockholders. The Company’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•	No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is fair to the Public Stockholders.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to (i) explicitly require adoption of the Merger by at least a majority of the Public Stockholders or (ii) establish a special committee or otherwise retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger or prepare a report concerning the fairness of the Merger, because these procedural safeguards would delay and increase the costs of the Merger to the detriment of the Company and the Public Stockholders. Further, the Filing Persons believe the Merger is procedurally fair because the Public Stockholders will be entitled to exercise dissenters’ rights under Section 238 of Cayman Companies Law. In addition, the Filing Persons have prepared this Schedule 13E-3 in accordance with Rule 13e-3 under the Securities Exchange Act, and intend to mail the definitive Schedule 13E-3 to the stockholders of the Company at least 20 days prior to the effective time of the Merger. Therefore, the Filing Persons have determined that the Merger is fair to the Public Stockholders from procedural perspective because it is in compliance with all requirements from procedural perspective under Rule 13e-3 of the Securities Exchange Act and the Cayman Companies Law, in each case to the extent applicable to a “short-form” merger to be effected under the Cayman Companies Law.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

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REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares or ADSs and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from any outside party relating to the fairness of the merger consideration being offered to the Public Stockholders or the fairness of the Merger to CCM, the Filing Persons, or to the Public Stockholders.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission, or the SEC, on April 28, 2016, (ii) the Company’s Financial Results for the first half of 2016 as exhibit to Form 6-K furnished with the SEC on August 25, 2016, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

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TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

Name and Address

The name of the subject company is Concord Medical Services Holdings Limited, a Cayman Islands company. The principal executive office of CCM is located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road, Dongcheng District, Beijing, PRC, 100013, and its telephone number is +86-10- 5957 5266.

CCM is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Securities

The exact title of the class of equity securities subject to the Merger is Class A Ordinary Share, par value $0.0001 per share, of CCM. As of the date hereof, there are 131,718,946 issued and outstanding Shares, including (i) 84,702,904 Class A Ordinary Shares, (ii) 45,389,073, and (iii) 1,626,969 restricted Class A Ordinary Shares granted under the Company’s share incentive plans (the restriction on which will lapse at the Completion of the Merger). As of December 31, 2015, there were issued and outstanding options to purchase 7,929,358 Class A Ordinary Shares at exercise prices ranging from $2.04 to $3.67 per Share. The Morgancreek Parties expect to propose to the board of directors of CCM to cancel all its outstanding employee share options, whether or not vested, at the effective time of the Merger.

Trading Market and Price

CCM’s ADSs are listed on the New York Stock Exchange and trade under the symbol “CCM”. The following table sets forth the high and low sales prices per ADS for the periods indicated as quoted on the New York Stock Exchange.

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	High	Low
For the year ended December 31, 2016
Fourth Quarter	$4.59	$3.87
Third Quarter	$4.42	$3.76
Second Quarter	$4.99	$3.52
First Quarter	$5.06	$4.19
For the year ended December 31, 2015
Fourth Quarter	$5.60	$4.41
Third Quarter	$7.07	$4.51
Second Quarter	$7.99	$5.84
First Quarter	$7.69	$5.81

Dividends

According to CCM’s annual report on Form 20F for the fiscal year ended December 31, 2015, CCM had not paid dividends on Class A Ordinary Shares in the past and did not anticipate doing so in the foreseeable future.

Prior Public Offerings

None of the Filing Persons has made any underwritten public offering of any securities of CCM in the past three years.

Prior Stock Purchases

Other than as described in this Schedule 13E-3, none of the Filing Persons has purchased any securities of CCM in the past two years.

Item 3. Identity and Background of Filing Persons

Jianyu Yang

Name and Address

Mr. Jianyu Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China, and his telephone number is +86 10 5957-5266.

Business and Background of Entity

Not applicable.

Business Background of Natural Persons

Mr. Jianyu Yang has served as the chairman of the Company since November 2011 and as chief executive officer of the Company since 2008. He is a citizen of the People’s Republic of China.

Shanghai Hui Fu Science and Technology Development Co., Ltd.

Name and Address

The principal office address of Shanghai Hui Fu Science and Technology Development Co., Ltd. is Room 232, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China, and its telephone number is +86 10 5957-5266.

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Business and Background of Entity

Shanghai Hui Fu Science and Technology Development Co., Ltd. is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Jianyu Yang. The principal business of Shanghai Hui Fu Science and Technology Development Co., Ltd. is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology.

Business Background of Natural Persons

Not applicable.

Bi Zhang

Name and Address

Ms. Bi Zhang’s principal business address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Island, and her telephone number is +86 10 5957-5288.

Business and Background of Entity

Not applicable.

Business Background of Natural Persons

Ms. Bi Zhang’s principal occupation is the sole director of Oakville Holdings Group Limited, which is an investment holding company. She’s a citizen of Canada and spouse of Mr. Jianyu Yang.

Oakville Holdings Group Limited

Name and Address

The principal office address of Oakville Holdings Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and its telephone number is +852 2869-0069.

Business and Background of Entity

Oakville Holdings Group Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bi Zhang. The principal business of Oakville Holdings Group Limited is investment holding.

Business Background of Natural Persons

Not applicable.

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Cherrylane Investments Limited

Name and Address

The principal office address of Cherrylane Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5957-5266.

Business and Background of Entity

Cherrylane is a limited liability company organized under the laws of the British Virgin Islands, and is 30% owned by Shanghai Hui Fu Science and Technology Development Co., Ltd. and 70% owned by Oakville Holdings Group Limited. The principal business of Cherrylane Investments Limited is investment holding.

Business Background of Natural Persons

Not applicable.

Zheng Cheng

Name and Address

Mr. Cheng’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China, and his telephone number is +86 10 5957-5266.

Business and Background of Entity

Not applicable.

Business Background of Natural Persons

Mr. Zheng Cheng has served as director of the Company since November 2011 and served as the chief operating officer of the Company from 2008 until March 2015. He served as co-chairman of the board from 2008 to 2011. He is a citizen of the People’s Republic of China.

Shanghai Jian Qian Science and Technology Development Co., Ltd.

Name and Address

The principal office address of Shanghai Jian Qian Science and Technology Development Co., Ltd is Room 231, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China, and its telephone number is +86 10 5957-5266.

Business and Background of Entity

Shanghai Jian Qian Science and Technology Development Co., Ltd. is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Cheng. The principal business of Shanghai Jian Qian Science and Technology Development Co., Ltd. is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology.

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Business Background of Natural Persons

Not applicable.

Bluestone Holdings Limited

Name and Address

The principal office address of Bluestone Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5957-5266.

Business and Background of Entity

Bluestone Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Shanghai Jian Qian Science and Technology Development Co., Ltd. The principal business of Bluestone Holdings Limited is investment holding.

Business Background of Natural Persons

Not applicable.

Morgancreek Investment Holdings Limited

Name and Address

The principal office address of Morgancreek Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5957-5266.

Business and Background of Entity

Morgancreek Investment Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands, which is 60% held by Cherrylane Investments Limited and 40% held by Bluestone Holdings Limited. The principal business of Morgancreek Investment Holdings Limited is investment holding.

Business Background of Natural Persons

Not applicable.

During the five years preceding the date of this filing, none of the Filing Persons, (nor to the best knowledge of the Filing Persons, any person listed in Schedule I hereto or mentioned above) has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Item 4. Terms of the Transaction

Material Terms

Morgancreek plans to enter into a contribution agreement with Merger Sub to contribute, subject to certain conditions, all the Shares it holds to Merger Sub, which will include:

•	45,787,948 Class B Ordinary Shares upon the implementation of the Authorized Repurchase and Issue;

•	13,982,928 Class A Ordinary Shares issuable upon the cancellation of 4,660,976 ADSs it holds as of the date hereof;

•	13,086,350 Class A Ordinary Shares to be acquired from Carlyle pursuant to the Carlyle SPA; and

•	14,163,325 Class A Ordinary Shares to be acquired from Solar Honor pursuant to the Solar Honor SPA.

Upon such Proposed Contribution, Merger Sub will directly hold approximately 66.1% of the total outstanding Shares, representing approximately 91.8% of the total voting power of all outstanding Shares.

The Morgancreek Parties plan to propose that the board of directors of Merger Sub and board of directors of CCM consent to, execute and adopt an agreement and plan of merger once all financing required for the Merger has been secured. The agreement and plan of merger will govern the terms of the Merger and will be effective upon the completion of the Proposed Contribution. At any time beginning the latest to occur of (i) at least 30 days following the filing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws, (ii) the implementation of the Authorized Repurchase and Issue, (iii) the closing of the Carlyle SPA and the Solar SPA, (iv) the execution of the definitive agreement for the Proposed Contribution, and (v) the consent, execution and adoption of the agreement and plan of merger governing the terms of the Merger by the board of directors of each of Merger Sub and CCM, the Morgancreek Parties expect to cause Merger Sub to merge with and into CCM in a “short-form” merger under Section 233(7) of the Cayman Companies Law. Holder of Shares of CCM will not be entitled to vote their Shares with respect to the Merger, but will be entitled to dissenters’ rights in accordance with Section 238 of the Cayman Companies Law. CCM will be the surviving corporation in the Merger without approval of the holders of Shares of CCM. Before the effective date of the Merger, a copy of the agreement and plan of merger for the Merger will be provided to each holder of Shares of CCM pursuant to Section 233(7) of the Cayman Companies Law.

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Following the filing of the agreement and plan of merger with the Registrar of Companies, together with a director’s declaration on behalf of each of CCM and Merger Sub and all other documentation required under Section 233(9) of the Cayman Companies Law to the satisfaction of the Registrar of Companies, and subject to the payment of all applicable fees, the Registrar of Companies will register the agreement and plan of merger and issue a certificate of merger pursuant to Section 233(11) of the Cayman Companies Law. The Company’s ADSs are currently listed on New York Stock Exchange under the symbol “CCM”. It is expected that, immediately following the completion of the merger, CCM will cease to be a publicly traded company and will instead become a privately held company wholly owned directly by Morgancreek and beneficially by the Morgancreek Parties. Following the completion of the Merger, the Company’s ADSs will cease to be listed on the New York Stock Exchange, and price quotations with respect to sales of CCM’s ADSs in the public market will no longer be available. In addition, registration of the Company’s ADSs and the underlying Shares under the Exchange Act will be terminated. After the effective time of the Merger, CCM will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. After the completion of the Merger, the holder of the Shares or ADSs will no longer enjoy the rights or protections that U.S. federal securities laws provide.

Upon completion of the Merger, each of the outstanding Shares and ADSs of CCM, other than the Excluded Shares, will be cancelled in exchange for the right to receive $1.73 per Share or $5.19 per ADS (in the case of ADSs, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), as applicable, in cash, without interest and net of any applicable withholding taxes. At the effective time of the Merger, the Excluded Shares other than the Dissenting Shares will be cancelled for no consideration. At the effective time of the Merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share of the surviving company. As a result, current shareholders and ADS holders of CCM, other than Morgancreek Parties, (a) would no longer have any equity interest in, or be shareholders of, CCM upon completion of the Merger and (b) would not have the opportunity to participate in the earnings and growth of CCM or the right to vote on corporate matters after the completion of the Merger. These unaffiliated shareholders and unaffiliated ADS holders would not be exposed to the risk of loss in relation to their investment in the Company after the completion of the Merger.

If the Merger is completed, the current memorandum and articles of association of CCM will be replaced in its entirety by the memorandum and articles of association of Merger Sub, as in effect prior to the completion of the Merger (except for the article with respect to the name of the surviving company). In addition, after the effective time of the Merger, the directors of Merger Sub immediately prior to the effective time of the merger will become the directors of CCM, which is the surviving company, and the Morgancreek Parties anticipate that the officers of CCM immediately prior to the effective time of the Merger will remain the officers of the Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

If you are a registered holder of Shares, promptly after the effective time of the Merger, a paying agent to be appointed by Morgancreek or the Merger Sub will mail you (a) a form of letter of transmittal for the purpose of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any share certificates in exchange for the applicable merger consideration.

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If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your dissenters' rights in accordance with Section 238 of the Cayman Islands Companies Law, upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, the paying agent will send you the per Share merger consideration of $1.73 in cash, without interest and net of any applicable withholding taxes, for each Share represented by the share certificate in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your dissenters' rights in accordance with Section 238 of the Cayman Islands Companies Law, the paying agent will automatically send you the per Share merger consideration of $1.73 in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of each of your Shares after completion of the merger.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

If your ADSs are represented by certificates, also referred to as ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the Merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you a check for the per ADS merger consideration of $5.19 in cash, without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the deposit agreement), in exchange for the cancellation of your ADRs after the completion of the Merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you a check for the per ADS merger consideration of $5.19 in cash, without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the deposit agreement), in exchange for the cancellation of your ADSs after the completion of the Merger. The per ADS merger consideration may be subject to backup withholding taxes if you have not provided a properly completed U.S. Internal Revenue Service Form W-9 or applicable Form W-8. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration for your ADSs as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

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For U.S. federal income tax purposes generally, the receipt of the cash consideration by U.S. Holders of the Ordinary Shares pursuant to the Merger will be a taxable sale of the U.S. Holders’ Ordinary Shares. See “Special Factors—Material U.S. Federal Income Tax Consequences” on page 19 of this Schedule 13E-3.

Requirements for Exercising Dissenters’ Rights

The following is a brief summary of the rights of holders of the Shares to object to the Merger and receive cash equal to the fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Exhibit (f) to this Schedule 13E-3. If you are contemplating the possibility of objecting to the Merger, you should carefully review the text of Exhibit (f), particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed Merger.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to seek relief on the grounds that the Merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	Within 20 days of the effective date of the Merger, the Company will deliver a Notice of Merger and Dissenters’ Rights and Letter of Transmittal (“Merger Notice”) to all Shareholders;

•	Within 20 days immediately following the date on which the Merger Notice is given (the “Dissent Period”), any Shareholder (a “Dissenting Shareholder”) may give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•	Within seven days immediately following the date of expiry of the Dissent Period, the Company, as the surviving corporation, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

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•	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value;

•	If a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Merger. You must send all notices to the Company to 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 10013, People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $1.73 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and the Filing Persons intend to assert that the merger consideration is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Transactions

Apart from the transactions as disclosed in “Item 7 Major Shareholders and Related Transactions” of the annual report of the Company on Form 20F for the fiscal year ended December 31, 2015, and filed with the SEC on April 28, 2016, and other than as described in this Schedule 13E-3, there have been no transactions that occurred during the past two years between the Filing Persons (including their respective executive officers, directors and controlling persons) and the Company or any of its affiliates.

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Significant Corporate Events

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, election of the Company’s directors or sale or other transfer of a material amount of assets of the Company. Please refer to the Section entitled “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Background of the Merger” beginning on page 12 of this Schedule 13E-3.

Negotiations or Contacts

Other than the transactions described in this Schedule 13E-3, to the knowledge of the Filing Persons, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in the paragraph above named as “Significant Corporate Events” between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

Agreements Involving the Subject Company’s Securities

Apart from the transactions as disclosed in “Item 6 Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer” on Amendment 4 to Schedule 13D filed by the Morgancreek Parties with the SEC on February 9, 2016 and other than as described in this Schedule 13E-3, there is no agreement, arrangement or understanding, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals

Purposes

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Purposes of the Merger” beginning on page 13 of this Schedule 13E-3.

Use of Securities Acquired

The Shares (including Shares represented by ADSs) acquired in the Merger from the Public Stockholders will be cancelled.

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Plans

Immediately after the completion of the Merger, Morgancreek will directly own 100% of the equity interest in the surviving company. After the completion of the Merger, the Filing Persons anticipate that CCM will continue its current operations, except that (i) it will suspend its reporting obligations under Section 12(g) of the Securities Exchange Act after filing a Form 15 with the SEC, (ii) its ADSs will be delisted from the New York Stock Exchange and there will be no public market for its Shares or ADSs; and (iii) it will have substantially more debt than it currently has. After the completion of the Merger, the directors of Merger Sub immediately prior to the completion of the Merger will become the directors of the surviving company, and the Morgancreek Parties anticipates that the officers of CCM immediately prior to the completion of the Merger will remain the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Except as otherwise described in this Schedule 13E-3, the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals or engaged in any negotiation for:

•	any extraordinary corporate transaction involving CCM after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by CCM after the completion of the Merger;

•	any material change in CCM’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in CCM’s corporate structure or business.

The Filing Persons reserve the right to continue to evaluate the business and operations of CCM with a view to maximizing its potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

Item 7. Background of the Transaction, Purposes, Alternatives, Reasons and Effects of the Merger

See “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Background of the Merger” beginning on page 12 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors – Fairness of the Merger” beginning on page 23 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations

See “Reports, Opinions, Appraisals and Negotiations” beginning on page 27 of this Schedule 13E-3.

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Item 10. Source and Amount of Funds or Other Consideration

The total amount of funds expected to be required by the Morgancreek Parties to complete the respective share purchases under the Carlyle SPA and the Solar SPA is approximately $47,141,937. The total amount of funds expected to be required to pay the aggregate merger consideration is approximately $77,328,223..

The Filing Persons expect to finance the respective share purchases under the Carlyle SPA and the Solar SPA through the proceeds from the Blue Ocean Notes, which is described under the subheading “Borrowed Funds” in this section. The Filing Persons expect to finance the aggregate merger consideration through potential senior debt financing to be arranged by the Morgancreek Parties and the Blue Ocean Parties. The Morgancreek Parties and the Blue Ocean Parties have been in discussions with potential bank lender(s) for the senior bank financing and expect to enter into certain bank commitment letter within the first quarter of 2017.

Conditions

Material conditions under the Blue Ocean Notes are described under the subheading “Borrowed Funds” in this section.

Expenses

Description	Amount
Legal fees and expenses	$
Financial advisory fees and expenses	$
Paying Agent (including filing, printing and mailing)	$
Miscellaneous fees and expenses	$
Total	$

Borrowed Funds

Blue Ocean Notes

On February 9, 2017, Morgancreek, the Chairman, Blue Ocean SPV and Blue Ocean Fund entered into the Blue Ocean Note Subscription Agreement pursuant to which Blue Ocean SPV committed to purchase, which such commitment to purchase is guaranteed by the Blue Ocean Fund, the Blue Ocean Notes to be issued by Morgancreek in an amount of no less than $56,650,000. The commitment is conditioned upon, among others, the Chairman executing a personal undertaking and guarantee regarding the repayment of the Blue Ocean Notes and the privatization, including an exclusivity undertaking from the Chairman that he or his affiliates will not engage in any financing transaction similar to the Blue Ocean Notes for the privatization with any third parties, other than with potential bank lender(s) for the senior bank financing, until September 30, 2017. In addition, Blue Ocean SPV has an upsize option to subscribe to an additional $42,000,000 Blue Ocean Notes, the proceeds of which will be used to partially repay certain existing indebtedness of Morgancreek. Either of Morgancreek and the Chairman on the one hand, or Blue Ocean SPV and Blue Ocean Fund on the other hand, may terminate the Blue Ocean Note Subscription Agreement if the closing of the $56,650,000 principal amount of the Blue Ocean Notes fails to take place by March 6, 2017.

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The Blue Ocean Notes will be secured by first lien charges on approximately 34.0% of Shares held or to be held by Morgancreek, including the Shares to be acquired pursuant to the Carlyle SPA and the Solar Honor SPA, and certain Shares currently charged to the lender of existing indebtedness of Morgancreek upon partial repayment of such indebtedness with a portion of the proceeds from the Blue Ocean Notes, which such charges will be subordinated to charges to be granted to potential bank lender(s) in the potential senior debt financing. The Blue Ocean Notes have a term of four years, extendable at the option of Blue Ocean SPV to five years or six years, and bear interest rate at 6% per annum, which will be increased to 12% per annum for certain events. In addition, Blue Ocean SPV has an optional redemption right to redeem the Blue Ocean Notes at any time for certain events of default or other adverse developments, and both Blue Ocean SPV and Morgancreek may redeem the Blue Ocean Notes if the Merger is not completed by September 30, 2017.

Morgancreek, the Chairman and Blue Ocean SPV expect to enter into certain restructuring agreement after the Merger is completed to restructure the outstanding principal amount of Blue Ocean Notes into equity interests in Morgancreek.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

As of the date hereof, the Filing Persons were, in the aggregate, owners of 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs. The Shares of CCM owned by the Filing Persons as of the date hereof represent approximately 45.4% of the total outstanding Shares of CCM, or approximately 45.4% of the voting power of all outstanding Shares of CCM.

In addition, as of the date hereof, the Chairman holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof, and Zheng Cheng holds options to purchase 825,932 Class A Ordinary Shares from CCM upon the exercise of his employee share options that are exercisable as of the date hereof or within 60 days from the date hereof. All of CCM’s outstanding employee share options, whether or not vested as of the date hereof, including those held by the Chairman and Zheng Cheng, have exercise prices per Share ranging from $2.04 to $3.67, which are higher than the per Share merger consideration. Therefore, the Morgancreek Parties expect to propose to the board of directors of CCM to cancel all the outstanding employee share options, whether or not vested, at the effective time of the Merger.

The following table sets forth information with respect to the beneficial ownership of the Shares, as of the date hereof, by each of the Filing Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,596,808	45.7%	825,932	59,770,876	825,932	59,770,876
Hui Fu(2)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Ms. Zhang (3)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Oakville(4)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Cherrylane(5)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Mr. Cheng(6)	60,596,808	45.7%	825,932	59,770,876	825,932	59,770,876
Jian Qian(7)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Bluestone(8)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Morgancreek(9)	59,770,876	45.4%	—	59,770,876	—	59,770,876

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* Percentages are calculated based on 131,718,946 Shares outstanding, and with respect to each person, including the Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek, and (ii) 825,932 Class A Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date hereof. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship, Mr. Yang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(2)	Includes 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(3)	Includes 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Ms. Zhang and Mr. Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(4)	Includes 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(5)	Represents 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

(6)	Includes (i) 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek, and (ii) 825,932 Class A Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date hereof. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

(7)	Includes 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

(8)	Represents 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

(9)	Represents 45,787,948 Class A Ordinary Shares and 4,660,976 ADSs, each representing three Class A Ordinary Shares.

Assuming the (i) implementation of the Authorized Repurchase and Issue, (ii) the closing under the Carlyle SPA and (iii) the closing under the Solar Honor SPA, and without taking into account all the outstanding options granted by CCM, all of which have exercise prices ranging from $2.04 to $3.67 per Share, exceeding the per Share merger consideration, and therefore the Morgancreek Parties expect to propose the board of directors of CCM to cancel them at the effective time of the Merger, the Filing Persons would beneficially own 66.1% of the total outstanding Shares of CCM, representing approximately 91.8% of the voting power of all outstanding Shares of CCM.

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Securities Transactions

There has been no transaction in the Shares or ADSs by any of the Filing Persons or their executive officers or directors within the 60 days prior to the date of this Schedule 13E-3, other than the transactions described in this Schedule 13E-3.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2014 and the year ended December 31, 2015 are incorporated herein by reference to the Consolidated Financial Statements included in the Company’s annual report on Form 20-F for its fiscal years ended December 31, 2015 (the “Form 20-F”). The unaudited consolidated financial statements of the Company for the first half of 2016 are also incorporated herein by reference to the unaudited consolidated financial statements included in the Company’s interim report on Form 6-K furnished to the SEC on August 25, 2016 (the “Form 6-K”).

The following sets forth certain selected historical consolidated financial information of the Company. The financial data as of and for the years ended December 31, 2014 and 2015 has been derived from the audited consolidated financial statements of the Company filed as part of the Form 20-F. The financial data as of and for the six months ended June 30, 2016 has been derived from the unaudited consolidated financial statements of the Company furnished on Form 6-K. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the financial statements and the related notes and other financial information contained in the Form 20-F and Form 6-K.

•	Selected Consolidated Balance Sheet Data (in thousands of U.S. Dollars)

	As of December 31,		As of June 30, (unaudited)
	2015	2014	2016
Total current assets	232,342	235,903	211,721
Total assets	555,964	476,959	513,596
Total current liabilities	233,257	124,072	216,756
Total liabilities	334,625	186,840	303,837
Total shareholders’ equity	221,339	290,119	209,759
Total liabilities and shareholders’ equity	555,964	476,959	513,596

•	Selected Consolidated Statements of Operations Data (in thousands of U.S. Dollars, except for earnings (loss) per ADS)

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	For the year ended December 31,		Six Months Ended June 30, (unaudited)
	2015	2014	2016
Revenue	95,169	97,813	38,315
Gross profit	40,623	53,562	15,281
Net income (loss)	(12,238)	19,385	(7,723)
Net income (loss) attributable to the Company stockholders	(12,087)	20,100	(7,576)
Earnings (loss) per ADS—basic	(0.27)	0.45	(0.17)
Earnings (loss) per ADS—diluted	(0.27)	0.45	(0.17)

•	Ratio of Earnings to Fixed Charges

	For the year ended December 31,		Six Months Ended June 30, (unaudited)
	2015	2014(2)	2016
Ratio of Earnings to Fixed Charges (1)	1.97	(2.97)	5.45

(1) “Earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges, to the extent applicable. “Fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries, to the extent applicable.

(2) Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by approximately $212.5 million.

•	Net Book Value per Share of the Shares

The net book value per Share as of December 31, 2015 was $1.65 based on the number of issued and outstanding Shares for the year ended December 31, 2015.

The Form 20-F and Form 6-K, and the Company’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 20-F and Form 6-K are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

Employees and Corporate Assets

Other than as disclosed in this Schedule 13E-3, no officers, class of employees, or corporate assets of CCM has been or will be employed by or used by the Morgancreek Parties in connection with the Merger. In preparing the Schedule 13E-3, the Filling Persons relied upon estimates and forward-looking information in CCM’s public filings related to the business of CCM.

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Item 15. Additional Information

None.

Item 16. Exhibits

(a)(1) None.

(b)(1) Blue Ocean Note Subscription Agreement date February 9, 2017, by and between Jianyu Yang, Morgancreek Investment Holdings Limited, Blue Ocean Structure Investment II Company Limited and Blue Ocean Project Fund II, LP

(c) None.

(d)(1) Share Purchase Agreement, dated as of July 11, 2016, by and among Morgancreek Investment Holdings Limited, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.*,

(d)(2) Share Purchase Agreement, dated as of July 11, 2016, by and between Morgancreek Investment Holdings Limited and Solar Honor Limited**

(e) Not applicable.

(f) Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238

(g) None.

*Previously filed as exhibit 99.2 to Amendment 2 of Schedule 13D filed by the Morgancreek Parties on July 11, 2016.

**Previously filed as exhibit 99.3 to Amendment 2 of Schedule 13D filed by the Morgancreek Parties on July 11, 2016.

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017

JIANYU YANG

By:	/s/ Jianyu Yang

SHANGHAI HUI FU SCIENCE AND TECHNOLOGY DEVELOPMENT CO., LTD.

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

BI ZHANG

By:	/s/ Bi Zhang

OAKVILLE HOLDINGS GROUP LIMITED

By:	/s/ Bi Zhang
Name: Bi Zhang
Title: Director

CHERRYLANE INVESTMENTS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

ZHENG CHENG

By:	/s/ Zheng Cheng

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SHANGHAI JIAN QIAN SCIENCE AND TECHNOLOGY DEVELOPMENT CO., LTD.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

BLUESTONE HOLDINGS LIMITED

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

MORGANCREEK INVESTMENT HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

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SCHEDULE I

Directors and Executive Officers of Each Filing Person

The name, title, present principal occupation or employment, business address, citizenship and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

1.	Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”)

Hui Fu is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Jianyu Yang. Jianyu Yang is the sole director and manager of Hui Fu. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Jianyu Yang.

2.	Oakville Holdings Group Limited (“Oakville”)

Oakville is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Bi Zhang. Bi Zhang is the sole director of Oakville. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Bi Zhang. Oakville does not have any executive officers.

3.	Cherrylane Investments Limited (“Cherrylane”)

Cherrylane is a limited liability company organized under the laws of the British Virgin Islands, and is 30% owned by Hui Fu and 70% owned by Oakville. Jianyu Yang is the sole director of Cherrylane. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Jianyu Yang. Cherrylane does not have any executive officers.

4.	Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”)

Jian Qian is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Zheng Cheng. Zheng Cheng is the sole director and manager of Jian Qian. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Zheng Cheng.

5.	Bluestone Holdings Limited (“Bluestone”)

Bluestone is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Jian Qian. Zheng Cheng is the sole director of Bluestone. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Zheng Cheng. Bluestone does not have any executive officers.

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6.	Morgancreek Investment Holdings Limited

Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane and Bluestone hold 60% and 40% of the shares of Morgancreek, respectively. The directors of Morgancreek are Jianyu Yang and Zheng Cheng. See Item 3 “Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Jianyu Yang and Zheng Cheng. Morgancreek does not have any executive officers.

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